Exhibit 12
Avery Dennison Corporation
AVERY DENNISON CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended		Nine Months Ended
(Dollars in millions)	September 27, 2008	September 29, 2007	September 27, 2008	September 29, 2007

Earnings:
Income before taxes	$67.3	$66.5	$242.4	$277.3
Add: Fixed charges (1)	39.9	43.9	120.4	95.7
Amortization of capitalized interest	.8	.7	2.4	2.2
Less: Capitalized interest	(1.7)	(1.4)	(5.0)	(4.4)

	$106.3	$109.7	$360.2	$370.8

Fixed charges: (1)
Interest expense	$29.0	$35.7	$87.8	$70.9
Capitalized interest	1.7	1.4	5.0	4.4
Interest portion of leases	9.2	6.8	27.6	20.4

	$39.9	$43.9	$120.4	$95.7

Ratio of Earnings to Fixed Charges	2.7	2.5	3.0	3.9

Certain prior year amounts have been restated to reflect the change in method of accounting for inventory from last-in, first-out (LIFO) to first-in, first-out (FIFO) for certain businesses operating in the U.S.

(1)	The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, “earnings” consist of income before taxes plus fixed charges and amortization of capitalized interest, less capitalized interest. “Fixed charges” consist of interest expense, capitalized interest and the portion of rent expense (estimated to be 35%) on operating leases deemed representative of interest.

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